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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  )


                              SeaMED Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   81218Q100
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 23, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 81218Q100


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-285,000


8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-285,000


10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-285,000


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-5.5%

        Zweig-DiMenna Special Opportunities, L.P.-5.5%


14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN

                                 SCHEDULE 13D

ITEM 1  SECURITY AND ISSUER

        SeaMED Corporation
        14500 Northeast 87th Street
        Redmond, Washington 98052
        Common Stock

ITEM 2  IDENTITY AND BACKGROUND

A.      Zweig-DiMenna Special Opportunities, L.P.

        Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, is a private investment partnership which seeks appreciation of the Partnership's assets for the benefit of its partners. The address of its principal business and its principal office is 900 Third Avenue, New York, New York 10022. The following information is provided as to each general partner of Zweig-DiMenna Special Opportunities, L.P.:

        1. Zweig-DiMenna Associates LLC, a New York limited liability company, is the managing general partner of Zweig-DiMenna Special Opportunities, L.P. Its principal business and office address is 900 Third Avenue, New York, New York 10022. Its managing directors are Martin E. Zweig and Joseph A. DiMenna, and its principals are Brenda M. Earl, Carol R. Whitehead and Jeffrey R. Perry. Dr. Zweig, Mr. DiMenna, Ms. Earl, Ms. Whitehead and Mr. Perry are the sole members of Zweig-DiMenna Associates LLC. The following information is provided as to each of the above mentioned managing directors and principals.

        i)   a)  Name - Martin E. Zweig.

             b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

             c) Present Principal Occupation, etc. - Dr. Zweig is Chairman of the Board and President of The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc., each of which is a New York Stock Exchange listed investment company. He is also President of Zweig Advisors Inc., Zweig Total Return Advisors, Inc., Gotham Advisors, Inc., Zweig Associates, Inc., Zweig-DiMenna International Managers, Inc. and Zweig Securities Advisory Service, Inc. He is Chairman of Euclid Advisors LLC. He is President of the Zweig Series Trust mutual fund and Chairman of Zweig/Glaser Advisers, the investment manager of the Zweig Series Trust. Dr. Zweig is a Managing Director of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., each of which is an investment partnership. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

             d)  Dr.  Zweig is a citizen of the United States.

        ii)  a)  Name - Joseph A. DiMenna.

             b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

             c) Present Principal Occupation, etc. - Mr. DiMenna is a Managing Director of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Executive Vice President and Treasurer of Zweig Associates, Inc., Executive Vice President of Zweig-DiMenna International Managers, Inc. and Vice President of Gotham Advisors, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

             d)  Mr. DiMenna is a citizen of the United States.

       iii)  a)  Name - Brenda M. Earl.

             b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

             c) Present Principal Occupation, etc. - Ms. Earl is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Research of Zweig Associates, Inc., and Vice President - Research of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

             d)  Ms. Earl is a citizen of the United States.

        iv)  a)  Name - Carol R. Whitehead.

             b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

             c) Present Principal Occupation, etc. - Ms. Whitehead is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Marketing of Zweig Associates, Inc., and Vice President - Business Development of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

             d)  Ms. Whitehead is a citizen of the United States.

        v)   a)  Name - Jeffrey R. Perry.

             b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

             c) Present Principal Occupation, etc. - Mr. Perry is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Research of Zweig Associates, Inc., and Vice President - Research of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

             d)  Mr. Perry is a citizen of the United States.

        2. Zweig Associates, Inc., a New York corporation, is a general partner of Zweig-DiMenna Special Opportunities, L.P. Its principal business and office address is 900 Third Avenue, New York, New York 10022. Martin E. Zweig is President, Joseph A. DiMenna is Executive Vice President, Carol R. Whitehead is Vice President - Marketing and Brenda M. Earl and Jeffrey R. Perry is each a Vice President - Research of Zweig Associates, Inc. Martin E. Zweig, Joseph A. DiMenna and Carol Whitehead are the directors and shareholders of Zweig Associates, Inc. Reference is made to Item 2.A.1, above, for information about such individuals.

             None of the above, i.e., Zweig- DiMenna Special Opportunities, L.P., Zweig-DiMenna Associates LLC, Zweig Associates, Inc., Martin
             E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The securities of SeaMED Corporation were purchased at an aggregate cost of $4,931,880 with the investment capital of Zweig-DiMenna Special Opportunities, L.P. No part of the purchase price was made up of borrowed funds or funds otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4  PURPOSE OF TRANSACTION

        Transactions for the purchase of shares of Common Stock (the "Shares") of SeaMED Corporation (the "Company") were executed by Zweig-DiMenna Special Opportunities, L.P. (the "Investor") for investment purposes only. The Investor continues to evaluate its ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately negotiated transactions; or (iii) acquiring additional shares of common stock in the open market or in privately negotiated transactions. The Investor has not as yet determined which of the courses of action specified in this paragraph it may ultimately take. The Investor's future actions with regard to this investment in the Company are dependent upon its evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's common stock, the Company's prospects and the Investor's own portfolio.

        Other than as described above, the Investor does not have any present plans or proposals which relate to or would result in any of the following (although it reserves the right to develop such plans or proposals): a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; e) any material change in the present capitalization or dividend policy of the Company; f) any other material change in the Company's business or corporate structure; g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or j) any action similar to those enumerated above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

        a.   Aggregate number of shares beneficially owned:

                Zweig-DiMenna Special Opportunities, L.P.  -   285,000

             Percent of class beneficially owned:

                Zweig-DiMenna Special Opportunities, L.P.  -   5.5%

        b.   Number of shares as to which there is sole power to vote:

                Zweig-DiMenna Special Opportunities, L.P.  -  285,000

             Number of shares as to which there is shared power to vote or to direct the vote:

                Zweig-DiMenna Special Opportunities, L.P.  -  0

             Number of shares as to which there is sole power to dispose or to direct the disposition:

                Zweig-DiMenna Special Opportunities, L.P.  -  285,000

             Number of shares as to which there is shared power to dispose or to direct the disposition:

                Zweig-DiMenna Special Opportunities, L.P.  -  0

        c. Since May 23, 1997, Zweig-DiMenna Special Opportunities, L.P. purchased the Shares on the open market on the following date and at the following price and in the following amount:

                ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

                DATE        DESCRIPTION OF PURCHASE

                7/23/97      Purchased 70,000 shares at $16.25 a share

        d.      Not applicable.

        e.      Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 1997

                                 ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.

                                 By: Zweig-DiMenna Associates LLC,
                                     Managing General Partner

                                 By: /s/ Joseph A. DiMenna
                                     ----------------------------
                                    Name:  Joseph A. DiMenna
                                    Title: Managing Director of Managing
                                           General Partner